UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information contained in this report

On June 2, 2026, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into a convertible loan agreement (the “Convertible Loan Agreement”) with Cove Kaz Capital Group LLC (“Cove Kaz”), a Delaware limited liability company. The Convertible Loan Agreement supersedes the loan agreement between the Company and Cove Kaz dated April 21, 2026 (the “Prior Loan Agreement”). Pursuant to the Convertible Loan Agreement, the Company agrees to make available to Cove Kaz a loan facility in an aggregate amount of up to $ 45 million (the “Commitment”), of which the sum of $23.1 million was loaned to Cove Kaz on April 22, 2026 (the “Initial Advance”). The remaining undrawn portion of the Commitment, equal to $21.9 million, may be drawn from time to time by Cove Kaz in accordance with the procedure set out in the Convertible Loan Agreement (each such advance, together with the Initial Advance, an “Advance,” and the aggregate outstanding principal amount of all Advances from time to time, the “Principal”). The Principal shall be repaid to the Company with simple interest accrued on the outstanding Principal at a rate equal to 10% per annum from the date each Advance is made until the Principal and all interest accrued thereon is paid.

As previously reported, on April 30, 2026, the Company, Cove Kaz, Kaz Resources, LLC and SKBL Merger Sub Inc. entered into a transaction agreement (the “Transaction Agreement”). On June 9, 2026, the parties to the Transaction Agreement entered into an Amendment No. 1 to the Transaction Agreement (“Amendment No.1”). Amendment No.1 clarifies that as of the Closing Date, the Company shall have no less than $50 million of cash available in the bank accounts of the Company, reduced by any amounts that have been loaned by the Company to a Kaz Company (as defined in the Transaction Agreement) prior to the Closing Date.

The foregoing summaries of the Convertible Loan Agreement and Amendment No. 1 do not purport to be complete and are subject to, and qualified in its entirety by, the Convertible Loan Agreement and Amendment No. 1 to the Transaction Agreement, attached as Exhibits 10.1 and 10.2 to this Report on Form 6-K, which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Convertible Loan Agreement
10.2	Amendment No. 1 to the Transaction Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: June 17, 2026	By:	/s/ Paul Mann
	Name:	Paul Mann
	Title:	Executive Chairman

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